FIRST CAROLINA INVESTORS, INC.

                                      2000
                                 ANNUAL REPORT


Company Profile
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES

Description of Business
-----------------------

First Carolina Investors (the Company) was organized December 2, 1971. The Company is a non-diversified, closed-end management investment company under the Investment Company Act of 1940.

FORM N-SAR
----------

A copy of the Company's December 31, 2000 report on Securities and Exchange Commission Form N-SAR will be furnished without charge to shareholders upon written request directed to the Secretary, First Carolina Investors, Inc., P.O. Box 33607, Charlotte, NC 28233

Table of Contents
-----------------

Management's Discussion and Analysis
  of Financial Conditions and Results
  of Operations......................    1
Management's Report..................    4
Independent Auditors' Report.........    5
Consolidated Financial Statements....    6
Notes to Consolidated Financial
  Statements.........................   10
Per Share Data and Ratios............   16


Quarterly Stock Prices (Boston Stock Exchange) and Dividends Paid Per Share
--------------------------------------------------------------------------------

                                      2000
--------------------------------------------------------------------------------

           Quarter                       First             Second            Third            Fourth
High Bid                                 $65.00            63.00             67.00            74.00
Low Bid                                  $62.00            61.00             62.00            67.00
Cash Dividends                           $ 0.25             0.25              0.50             1.00

--------------------------------------------------------------------------------

                                      1999
--------------------------------------------------------------------------------

           Quarter                       First             Second            Third            Fourth
High Bid                                 $70.00            71.00             73.00            67.00
Low Bid                                  $68.00            60.00             67.00            65.00
Cash Dividends                           $ 0.25              .25               .25              .25

--------------------------------------------------------------------------------

There were approximately 412 record holders of Shares of Common Stock at January 2, 2001.

This stock is not actively traded.


Management's Discussion and Analysis of Financial Conditions and Results of Operations
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

First Carolina Investors, Inc. (the Company) was organized December 2, 1971 as a South Carolina unincorporated business trust. On July 1, 1987 the Company incorporated by merging into a wholly owned subsidiary (First Carolina Investors, Inc.) established solely for this purpose. The Company was incorporated November 24, 1986 under the laws of the state of Delaware.

From the inception of operations through December 31, 1975 the Company operated as a real estate investment trust ("REIT") as defined in the Internal Revenue Code. Subsequently the Company became active in land development through both direct ownership and joint ventures as well as investments in equity securities of financial and other entities. Real estate activities continued to be the Company's primary business through the end of 1994. On January 3, 1995 the Company, pursuant to the requirements of the Investment Company Act of 1940, filed notification of registration.

The Company is a closed-end, non-diversified management investment company. As a closed-end, non-diversified management investment company, the Company values assets and liabilities at estimated fair value.

2000 OPERATIONS COMPARED TO 1999

The net asset value of the Company increased by $21,109,084 or $20.56 per share during 2000 as compared to a decrease of $4,023,280 or $4.67 per share during 1999. During 2000 the value of the Company's investment in M & T Bank Corporation, the Company's largest security holding, reflected a 10 for 1 stock split. At the end of 2000 the value of the Company's investment in M & T Bank Corporation was $68,000,000.

During 2000 the Company reported the sale of 218,500 shares of M & T Bank Corporation resulting in an after tax gain of $7,435,000. During 2000 the Company made three new investments in excess of $1,000,000 each. The Company purchased 850,000 shares of Allied Healthcare Products, Inc. at an average cost of $2.81. Allied Healthcare Products, Inc. manufactures a variety of respiratory products. The firm is located in St. Louis, Missouri. The Company also purchased 351,700 shares of Three Rivers Bancorp, Inc. at an average cost of $7.38. Three Rivers Bancorp is the holding company for Three Rivers Bank and Trust Company. The bank operates branches located in the Pennsylvania counties of Allegheny, Washington and Westmoreland. High Falls Brewery Company, LLC, located in Rochester, NY manufactures and produces branded beer and other malt beverages. The Company purchased 185,000 shares at $4.00 per share and purchased a subordinated debenture for $1,110,000. High Falls Brewery Company, LLC is a private company. The Company also received 62,500 shares of Imperial Parking Corporation as a result of a spinoff from First Union Real Estate Equity and Mortgage Investments at a value of $19.275 per share. The firm owns and operates parking lots in Canada and North America and is based in Vancouver, BC Canada.

During both 2000 and 1999 real estate operations contributed to earnings. The Company's Charlotte real estate investments contributed $673,866 to total income during 2000 as compared to $1,135,532 during 1999. (See gains on sale of real estate below).

Net income before realized and unrealized appreciation on investments was $2,988,532 for 2000 as compared to $1,690,497 for 1999. The net gain realized on investments in other companies was $11,161,181 in 2000 versus $7,766,470 in 1999. The increase in net unrealized appreciation of investments was $6,959,371 in 2000 as compared to a decrease of $13,480,247 in 1999. These components combined to produce a net increase in net assets resulting from operations of $21,109,660 in 2000 compared to a decrease of $4,023,280 in 1999.

At year end net asset value per share was $95.48 in 2000 and $74.92 in 1999.

Dividend income increased during 2000 as compared to 1999. Dividends paid by M & T Bank Corporation and First Union Real Estate Equity & Mortgage Investments were the primary reasons for the increase in dividend income. For additional information, including a detailed list of dividends paid see Note 2 of Notes To Consolidated Financial Statements. At the end of 2000 and 1999 seven of the Company's investees did not pay dividends, and are therefore considered non-income producing.

Interest income for 2000 was $980,206 as compared to $527,551 for 1999. During 2000 interest income reported from debenture investments was $362,004. Also during 2000, other interest income received from

                                        1


money market fund investments was $529,158 as compared to $467,105 in 1999. Also during 2000, $82,712 of interest was received related to an intangible tax refund.

Gain on sale of real estate was $673,866 during 2000 as compared to $1,135,532 during 1999. During 2000, the remaining lot was sold in the Providence Country Club community. During 1999 three (3) lots were sold in the Providence Country Club community. Also during 1999 the release payment on the 47 acres of undeveloped land in Union County produced a gain of $726,093 and the recognition of $214,500 in deferred income and other gains on property. At December 31, 2000 the Company had thirty (30) acres in Union County contiguous to Providence Country Club available for sale.

Equity earnings of our joint venture were $334,745 in 2000 as compared to $71,484 in 1999. The Company owned a 1/3 interest in the joint venture Goodsell/Carolinas Associates. During 2000 the venture sold the remaining 5 lots and 3 outparcels at a total gross sales price of $1,265,100. During 1999 the venture sold 2 lots at a total gross sales price of $310,000.

Other income was $278,555 during 2000 as compared to $637,511 during 1999. Other income for 2000 includes income of $87,000 attributable to assets held in the deferred compensation plan and miscellaneous income of $20,000. Also during 2000, $171,265 was received from the North Carolina Department of Revenue for prior years intangible tax refund. For 1999 other income includes income of $610,000 attributable to assets held in the deferred compensation plan and miscellaneous income of $27,000.

General and administrative expense decreased in 2000 to $118,948 as compared to $156,675 during 1999. For both years personnel costs were the largest component of the category and totaled approximately $68,672 in 2000 as compared to $181,076 in 1999. The reason for the decrease during 2000 is due to payments due pursuant to an incentive compensation plan. An accrual of $61,582 was reversed during 1999.

Other expenses decreased in 2000. Other expenses for 2000 include directors fees and expenses of $66,000, expenses of $87,000 which corresponds with and offsets income earned by assets in the deferred compensation plan, real estate taxes of $5,800 and miscellaneous expense of $12,400. Other expenses of 1999 include real estate taxes of $19,000, directors fees and expenses of $65,000, expenses of $610,000 which corresponds with and offsets income earned by assets in the deferred compensation plan and miscellaneous expenses of $53,000. Also included in general administrative expenses are various taxes, principally franchise taxes of $99,000 in 2000 and in 1999.

Gain realized on investments in other companies, net of income taxes, was $11,161,181 for 2000 as compared to $7,766,470 for 1999. These amounts are net of income taxes of $7,282,000 in 2000 and $5,080,000 in 1999. The gain is the result of the sale of the Company's 218,500 shares in 2000 and 25,000 shares (presplit) in 1999 of M & T Bank Corporation.

INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY

The three major components of the Company's assets are investments in other companies, cash (including short term investments), and real estate.

INVESTMENTS IN OTHER COMPANIES

While investments in other companies consist of marketable securities, they are considered mid to long term investments and are generally not a source of current liquidity.

REAL ESTATE

It is our present policy not to make additional real estate investments.

CASH, INCLUDING SHORT TERM INVESTMENTS

At December 31, 2000, the Company held cash and short term investments of $23,467,279. The short term investments of $23,505,515 are highly liquid and accordingly are the Company's best sources of liquidity.

COMMITMENTS FOR CAPITAL EXPENDITURES

At December 31, 2000 the Company had contractual and other commitments of approximately $250,000 related to real estate.

While the Company has no contractual commitments to purchase additional equity securities, the Company may from time-to-time make significant expenditures for this purpose.

                                        2


The Company's stock repurchase program has been in effect since 1980. Although it has no contractual obligation to repurchase its shares, the Company currently intends to repurchase shares subject to availability and price.

SUMMARY

In its fifth year as an investment company, the Company continued its transition away from real estate assets.

During 2000 the net increase in net assets resulting from operations was $21,109,084 as compared to a decrease of $4,023,280 for 1999. At December 31, 2000 net assets per share are $95.48. This is an increase of $20.56 per share from the December 31, 1999 net assets per share of $74.92.

                                        3


--------------------------------------------------------------------------------
Management's Report
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Management of First Carolina Investors, Inc. is responsible for the preparation, integrity and objectivity of the financial statements and other information in the accompanying Annual Report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include some estimates which are based upon Management's judgment.

Management is also responsible for establishing and maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded, transactions are properly executed and financial records are adequate and reliable for the preparation of financial statements.

The system of internal controls, while restricted due to a very small number of employees, provides for certain divisions of responsibilities. Management monitors the system for compliance and performs analytical reviews for reasonableness. Management believes that, as of December 31, 2000, the Company's system of internal controls is adequate to accomplish the objectives discussed herein.

The Audit Committee of the Board of Directors meets periodically with Management and the independent certified public accountants to review matters relating to the quality of financial reporting, internal accounting control and the results of the annual independent audit. The independent certified public accountants have direct and unlimited access to the Audit Committee with or without Management present.

The accompanying financial statements have been audited by KPMG LLP, independent certified public accountants, in accordance with generally accepted auditing standards in the United States of America. Their audit includes consideration of the Company's system of internal accounting controls in order to establish a basis for reliance thereon in determining the nature, extent and timing of auditing procedures required to support their opinion on the financial statements.

Brent D. Baird                           H. Thomas Webb III
Chairman                                 President

                                        4


Independent Auditors' Report
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Directors and Shareholders
First Carolina Investors, Inc.

We have audited the accompanying consolidated statements of assets and liabilities and investments in securities of First Carolina Investors, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations and the statements of changes in net assets for the years then ended and the selected per share data and ratios for each of the years in the five year period ended December 31, 2000. These consolidated financial statements and per share data and ratios are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and per share data and ratios based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of First Carolina Investors, Inc. and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and the changes in its net assets for the years then ended and the selected per share data and ratios for each of the years in the five year period ended December 31, 2000 in conformity with generally accepted accounting principles in the United States America.

Charlotte, North Carolina
February 2, 2001

                                        5


                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
               Consolidated Statements of Assets and Liabilities
                           December 31, 2000 and 1999

                                                             2000          1999
                                                         ------------   ----------
Assets
Investments in securities, at value (note 2) (cost of
   $30,472,041 in 2000 and $29,724,429 in 1999)          $ 98,792,975   87,337,663
Cash, including short term investments of $23,505,515
   in 2000 and $5,638,357 in 1999                          23,467,279    6,312,199
Mortgage loans, secured by real estate (note 3)                51,522       53,292
Real estate (note 4)                                        2,000,000    1,353,000
Investment in joint venture (note 5)                               --      149,000
Receivables
      Accrued dividend and interest receivable                262,244       23,747
      Amounts due from sale of securities                          --      226,071
Other assets (note 6)                                       2,900,184    2,826,969
                                                         ------------   ----------
      Total assets                                        127,474,204   98,281,941
                                                         ------------   ----------

Liabilities
Accounts payable and accrued liabilities (note 7)           3,489,950    3,623,166
Federal and state income taxes payable                      7,450,762      846,943
Deferred income taxes payable (note 8)                     25,377,081   20,818,471
                                                         ------------   ----------
      Total liabilities                                    36,317,793   25,288,580
                                                         ------------   ----------

Net Assets                                               $ 91,156,411   72,993,361
                                                         ============   ==========
Net assets per share (3,500,000 no par value common
   shares authorized, 975,309 and 978,602 shares
   issued, 954,709 and 974,302 shares outstanding, in
   2000 and 1999, respectively)                          $      95.48        74.92
                                                         ============   ==========

See accompanying notes to consolidated financial statements.

                                        6


                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations
                 For the years ended December 31, 2000 and 1999

                                                          2000           1999
                                                       -----------    -----------
INCOME
Dividends                                              $ 2,601,931      1,023,470
Interest                                                   980,206        527,551
Gain on sale of real estate                                673,866      1,135,532
Equity in earnings of joint venture                        334,745         71,484
Other                                                      278,555        637,511
                                                       -----------    -----------
Total income                                             4,869,303      3,395,548
                                                       -----------    -----------
EXPENSES
General and administrative                                 118,948        156,675
Professional fees                                          132,091         97,402
Other                                                      310,732        846,974
                                                       -----------    -----------
Total expenses                                             561,771      1,101,051
                                                       -----------    -----------
Earnings before income taxes and realized and
   unrealized appreciation on investments                4,307,532      2,294,497
Provision for income taxes                              (1,319,000)      (604,000)
                                                       -----------    -----------
Net income before realized and unrealized
   appreciation on investments                           2,988,532      1,690,497
Gain realized on investments in other companies
   (net of income tax provision of $7,282,000 in
   2000 and $5,080,000 in 1999)                         11,161,181      7,766,470
Change in unrealized appreciation (depreciation) of
   investments for the period, net of deferred
   taxes expense (benefit) of $4,447,611 in 2000
   and ($8,810,654) in 1999                              6,959,371    (13,480,247)
                                                       -----------    -----------
Net increase (decrease) in net assets resulting
   from operations                                     $21,109,084     (4,023,280)
                                                       ===========    ===========

See accompanying notes to consolidated financial statements.

                                        7


                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
                Consolidated Statements of Changes in Net Assets
                 For the years ended December 31, 2000 and 1999

                                                                 2000                1999
                                                              -----------        ------------
Increase in net assets from operations
     Investment income, net                                   $ 2,988,532        $  1,690,497
     Realized gain on investments, net                         11,161,181           7,766,470
     Change in unrealized appreciation, net                     6,959,371         (13,480,247)
                                                              -----------        ------------
          Net increase (decrease) in net assets resulting
            from operations                                    21,109,084          (4,023,280)
Distributions to shareholders of $1.75 per share in 2000 and
  $1.00 per share in 1999 from investment income, net          (1,629,008)           (959,737)
Treasury shares purchased                                      (1,317,026)         (2,818,941)
                                                              -----------        ------------
          Total increase (decrease)                            18,163,050          (7,801,958)
Net assets
          Beginning of year                                    72,993,361          80,795,319
                                                              -----------        ------------
          End of year                                         $91,156,411        $ 72,993,361
                                                              ===========        ============

See accompanying notes to consolidated financial statements.

                                        8


                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
                           INVESTMENTS IN SECURITIES
                           December 31, 2000 and 1999

                                                         2000                       1999
                                               ------------------------   ------------------------
                                               Principal                  Principal
                                                 Amount                     Amount
                                               or Shares    Fair Value    or Shares    Fair Value
                                               ----------   -----------   ----------   -----------
Common and Preferred Stocks - 95.1% in 2000
  and 97.5% in 1999
Financial Services
  78.0% in 2000 and 62.3% in 1999
  M & T Bank Corporation                        1,000,000   $68,000,000      125,000   $51,781,250
  Merchants Group, Inc.                           135,000     2,362,500      135,000     2,632,500
  Three Rivers Bancorp, Inc.                      351,700     2,901,525           --            --
Manufacturing
  12.2% in 2000 and 18.1% in 1999
  Acme Electric Corporation                            --            --    1,000,000     5,750,000
  Allied Healthcare, Inc.                         850,000     2,496,875           --            --
  Exolon-ESK Company                               64,700       533,775       64,700       970,500
  Marine Transport Corporation                    571,580     3,911,893      700,000     1,837,500
  Todd Shipyards Corporation                      700,000     4,550,000      700,000     5,468,750
  Tandycrafts, Inc.                                    --            --      606,011     1,855,909
Services
  4.7% in 2000 and 4.3% in 1999
  Barrister Global Services Network               159,810        69,917    1,380,510     1,466,792
  Ecology & Environment, Inc.                     425,000     2,443,750      425,000     2,257,813
  High Falls Brewery Company, LLC                 185,000       740,000           --            --
  Imperial Parking Corporation                     62,500     1,125,000           --            --
Diversified
  5.1% in 2000 and 12.8% in 1999
  Bell Industries, Inc.                                --            --      727,400     5,410,037
  CPAC, Inc.                                       47,600       291,550           --            --
  First Union Real Estate Equity & Mortgage
     Investments SBI                            1,296,400     3,322,025    1,200,000     5,700,000
  First Union Real Estate Equity & Mortgage
     Investments Preferred                         44,400       876,900           --            --
  Kaneb Services, Inc. Preferred                   37,100       345,494           --            --
                                                            -----------                -----------
Total Common and Preferred Stocks (cost of
  $25,654,366 in 2000 and $27,414,987 in
  1999)                                                      93,971,204                 85,131,050

Debentures - 4.9% in 2000 and 2.5% in 1999
  Excel Legacy Corporation 10% due 2004           668,000       556,110           --            --
  First Union Real Estate Equity & Mortgage
     Investments 8.78% due 2003                   100,000        93,500           --            --
  High Falls Brewing Company, LLC 12% due
     2008                                       1,110,000     1,110,000           --            --
  Moran Energy, Inc. 8.75% due 2008                95,000        89,300           --            --
  Sizeler Property Investors, Inc. 8% due
     2003                                       3,317,000     2,972,861    2,445,000     2,206,613
                                                            -----------                -----------
Total Debentures                                              4,821,771                  2,206,613
Total - 100% (cost of $30,472,041 in 2000 and
  $29,724,429 in 1999)                                      $98,792,975                $87,337,663
                                                            ===========                ===========

See accompanying notes to consolidated financial statements.

                                        9


FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, FINANCIAL STATEMENT PRESENTATION AND ORGANIZATION

       (a)   Organization

             First Carolina Investors, Inc. was organized December 2, 1971 and subsequently incorporated in the state of Delaware July 1, 1987. On January 3, 1995, First Carolina Investors, Inc. registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940.

       (b)   Principles of consolidation and financial statement presentation

             The accompanying consolidated financial statements include First Carolina Investors, Inc. and its subsidiaries (the Company), all of which are wholly-owned. In consolidation, all significant intercompany accounts and transactions have been eliminated.

       (c)   Security valuation

             Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Securities of privately-held issuers or for which market quotations are unavailable are valued at fair value as determined in good faith by the Company's Board of Directors. In determining fair value, the Board of Directors may consider, if available, financial statements such as balance sheets and statements of operations; business and strategic plans; evaluations of major assets; quality of management; legal, contractual or market restrictions or limitations on sale of the securities; and other factors which the directors deem relevant.

             Unrealized appreciation and/or depreciation is included in the statement of operations, net of the effective tax rate, to arrive at the change in net assets.

       (d)   Real estate

             The Board of Directors and management of the Company value its real property investments at estimated fair value. Procedures utilized to determine the estimated fair value include estimated net cash flows and utilization of fair market comparables in existing subdivisions developed by the Company and other market comparables.

             The Company accounts for sales of real estate in accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate."

       (e)   Investment in joint venture

             The Company has an interest in a joint venture which is engaged in the development and sale of real estate. The Board of Directors and management have used fair market comparables in the existing subdivision developed by the venture in valuing its investment at its estimated fair value.

       (f)   Income taxes

             The Company is subject to Federal and state corporate income taxes. The Company files a consolidated Federal income tax return. The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

             Deferred income taxes payable have been increased to reflect the estimated Federal and state income tax liabilities on unrealized gains in real estate, investments in securities and investment in joint venture in the accompanying Consolidated Statement of Assets and Liabilities.

                                        10


       (g)   Distributions to Shareholders

             Dividends payable to shareholders are recorded on the declaration date.

       (h)   Management's use of estimates

             The preparation of financial statements in conformity with generally accepted account principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates.

       (i)   Amortization Policies

             The discount on debentures is amortized to cost over the life of the debentures at the effective rate of interest.

       (j)   Other

             The Company follows the industry practice of recording security transactions on the trade date. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

       (k)   Reclassification

             Certain amounts on the 1999 consolidated statement of operations have been reclassified to conform to the 2000 presentation.

                                        11


(2)   INVESTMENTS IN SECURITIES

The Company's investments in common stocks and debentures, which are stated at market value, are as follows:

                                                                         December 31, 2000
                                      ----------------------------------------------------------------------------------------
                                      Principal                                 Gross        Gross
                                      Amount or    Fair Value                 Unrealized   Unrealized
                                        Number     as a % of                   Holding      Holding        Fair      Dividend
                                      of shares    Net Assets      Cost         Gains        Losses       Value       Income
                                      ----------   ----------   -----------   ----------   ----------   ----------   ---------
 Common and Preferred Stocks
----------------------------
 M & T Bank Corporation                1,000,000      75.6      $ 1,590,080   66,409,920           --   68,000,000     723,750
*Merchants Group, Inc.                   135,000       2.6        2,051,021      311,479           --    2,362,500      54,000
*Three Rivers Bancorp, Inc.              351,700       3.2        2,597,206      304,319           --    2,901,525      35,911
*Allied Healthcare, Inc.                 850,000       2.8        2,391,625      105,250           --    2,496,875          --
*Exolon-ESK Company                       64,700       0.6        1,477,419           --     (943,644)     533,775          --
*Marine Transport Corporation            571,580       4.3        1,348,234    2,563,659           --    3,911,893          --
*Todd Shipyards Corporation              700,000       5.1        2,931,250    1,618,750           --    4,550,000          --
*Barrister Global Services Network       159,810       0.1           91,092           --      (21,175)      69,917          --
*Ecology & Environment, Inc.             425,000       2.7        2,257,813      185,937           --    2,443,750     136,000
*High Falls Brewery Company, LLC         185,000       0.8          740,000           --           --      740,000          --
 Imperial Parking Corporation             62,500       1.3        1,210,937           --      (85,937)   1,125,000   1,210,938
 CPAC, Inc.                               47,600       0.3          286,781        4,769           --      291,550          --
 First Union Real Estate Equity &
  Mortgage Investments                 1,296,400       3.7        5,412,757           --   (2,090,732)   3,322,025     379,750
 First Union Real Estate Equity &
  Mortgage Investments                    44,400       1.0          908,668           --      (31,768)     876,900      55,545
 Kaneb Services, Inc.                     37,100       0.4          359,483           --      (13,989)     345,494       6,038
 Debentures
----------
 Excel Legacy Corporation             $  668,000       0.6          506,360       49,750           --      556,110          --
 First Union Real Estate Equity &
  Mortgage Investments                $  100,000       0.1           90,978        2,522           --       93,500          --
 High Falls Brewing Company, LLC      $1,110,000       1.2        1,110,000           --           --    1,110,000          --
 Moran Energy, Inc.                   $   95,000       0.1           84,600        4,700           --       89,300          --
 Sizeler Property Investors, Inc.     $3,317,000       3.3        3,025,737           --      (52,876)   2,972,861          --
                                                                -----------   ----------   ----------   ----------   ---------
                                                                $30,472,041   71,561,055   (3,240,121)  98,792,975   2,601,931
                                                                ===========   ==========   ==========   ==========   =========

                                                                         December 31, 1999
                                      ----------------------------------------------------------------------------------------
                                      Principal                                 Gross        Gross
                                      Amount or    Fair Value                 Unrealized   Unrealized
                                        Number     as a % of                   Holding      Holding        Fair      Dividend
                                      of shares    Net Assets      Cost         Gains        Losses       Value       Income
                                      ----------   ----------   -----------   ----------   ----------   ----------   ---------
 Common and Preferred Stocks
----------------------------
 M & T Bank Corporation                  125,000      70.9      $ 1,987,500   49,793,750           --   51,781,250     586,020
 Merchants Group, Inc.                   135,000       3.6        2,051,021      581,479           --    2,632,500      47,250
*Acme Electric Corporation             1,000,000       7.8        4,887,846      862,154           --    5,750,000          --
*Exolon-ESK Company                       64,700       1.3        1,477,419           --     (506,919)     970,500          --
*Marine Transport Corporation            700,000       2.5        1,651,305      186,195           --    1,837,500          --
*Todd Shipyards Corporation              700,000       7.4        2,931,250    2,537,500           --    5,468,750          --
*Barrister Information Systems, Inc.   1,380,510       2.0          738,063      728,729           --    1,466,792          --
*Ecology & Environment, Inc.             425,000       3.0        2,257,813           --           --    2,257,813     136,000
*Bell Industries, Inc.                   727,400       7.4        2,367,522    3,042,515           --    5,410,037          --
 First Union Real Estate Equity &
  Mortgage Investments                 1,200,000       7.8        5,090,534      609,466           --    5,700,000     186,000
 Oglebay Norton Company                       --        --               --           --                        --      68,200
*Tandycrafts, Inc.                       606,011       2.5        1,974,714           --     (118,805)   1,855,909          --
 Debentures
----------
 Sizeler Property Investors, Inc.     $2,445,000       3.0        2,309,442           --     (102,830)   2,206,612          --
                                                                -----------   ----------   ----------   ----------   ---------
                                                                $29,724,429   58,341,788     (728,554)  87,337,663   1,023,470
                                                                ===========   ==========   ==========   ==========   =========

---------------

* Investments in affiliated companies in which the Company owns more than 5% of voting shares.

Purchases and sales of investment securities were $11,722,511 and $10,974,879 during 2000 and $14,034,791 and $3,171,208 during 1999. The net gain on sale of investments in other companies was $11,161,181 and $7,766,470 for 2000 and 1999, respectively. Net gains are computed using the average cost method. During 2000 no dividend income on securities sold was received. During 1999 $68,200 in dividend income was received on securities sold.

                                        12


(3)   MORTGAGE LOANS

The Company's investments in mortgage loans as of December 31, 2000 and 1999 are summarized as follows:

                                                                     2000           1999
                                                                    -------        -------
Permanent loans on condominiums                                     $51,522        $53,292
                                                                    =======        =======

(4)   REAL ESTATE

The estimated fair value of real estate owned at December 31, 2000 and 1999 are summarized as follows:

                                                         2000                       1999
                                                -----------------------    -----------------------
                                                                Fair                       Fair
                Description                     Quantity       Value       Quantity       Value
                -----------                     ---------    ----------    ---------    ----------
Land held for investment:
     Providence Country Club                     30 acres    $2,000,000     30 acres       853,000
     Park Crossing                                                   --      5 acres       500,000
                                                             ----------                 ----------
          Total real estate, net                             $2,000,000                 $1,353,000
                                                             ==========                 ==========

(5)   INVESTMENT IN AND ADVANCES TO JOINT VENTURE

The Company had a 1/3 ownership interest in a joint venture Goodsell-Carolinas. The Company's initial investment in and all advances to the venture have been repaid.

As of December 31, 2000, the venture has sold all remaining lots. At December 31, 1999, the venture owned 5 lots at a cost of $226,666 and a fair market value of $490,000.

(6)   OTHER ASSETS

The components of other assets at December 31, 2000 and 1999 are as follows:

                                                                 2000                      1999
                                                              ----------                ----------
Deferred compensation, funded (note 7)                        $2,889,677                $2,802,327
Miscellaneous                                                     10,507                    24,642
                                                              ----------                ----------
                                                              $2,900,184                $2,826,969
                                                              ==========                ==========

The deferred compensation includes $2,889,677 and $2,802,327 at December 31, 2000 and 1999, respectively, owed to affiliated persons pursuant to a deferred compensation plan. The deferred compensation has accrued over sixteen years. Contributions are no longer being made to the plan.

(7)   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31, 2000 and 1999 are as follows:

                                                                 2000                      1999
                                                              ----------                ----------
Trade accounts payable                                        $   10,415                $   10,048
Deferred compensation (note 6)                                 2,889,677                 2,802,327
Dividends payable                                                     --                   234,641
Miscellaneous accruals and payables                              589,858                   576,150
                                                              ----------                ----------
                                                              $3,489,950                $3,623,166
                                                              ==========                ==========

                                        13


(8)   INCOME TAXES

Total income tax expense (benefit) for the years ended December 31, 2000 and 1999 are allocated as follows:

                                                     2000                             1999
                                         -----------------------------    -----------------------------
                                            Earnings                         Earnings
                                             (loss)                           (loss)
                                             before                           before
                                           Income Tax       Income Tax      Income Tax       Income Tax
                                         ---------------    ----------    ---------------    ----------
Investment income                          $ 4,307,532       1,319,000        2,294,497         604,000
Gains realized on investments in other
  companies                                 18,443,181       7,282,000       12,846,470       5,080,000
Change in unrealized appreciation of
  investments                               11,406,982       4,447,611      (22,290,901)     (8,810,654)
                                           -----------      ----------      -----------      ----------
                                           $34,157,695      13,048,611       (7,149,934)     (3,126,654)
                                           ===========      ==========      ===========      ==========

The components of Federal and state income tax expense (benefit) from continuing operations are summarized as follows:

                                                                2000                       1999
                                                             -----------                ----------
Current:
     Federal                                                 $ 6,972,644                 5,932,313
     State                                                     1,517,356                 1,254,037
                                                             -----------                ----------
                                                               8,490,000                 7,186,350
Deferred:
     Federal                                                   3,718,957                (8,558,472)
     State                                                       839,654                (1,754,532)
                                                             -----------                ----------
                                                             $13,048,611                (3,126,654)
                                                             ===========                ==========

Income tax expense (benefit) for the years presented was different than the amounts computed by applying the statutory Federal income tax rate to earnings
(loss) before income taxes. The sources of these differences and the tax effects of each are as follows:

                                                     2000          %          1999         %
                                                  -----------    ------    ----------    ------
Income tax expense (benefit) at Federal rate      $11,955,395     35.0%    (2,502,477)   (35.0%)
State income tax net of Federal tax benefit         1,531,998      4.5%      (325,322)    (4.6%)
Dividend exclusion                                   (338,842)     1.0%      (269,365)    (3.8%)
Other, net                                            (99,940)     0.3%       (29,490)    (0.3%)
                                                  -----------    ------    ----------    ------
     Provision for income taxes                   $13,048,611     38.2%    (3,126,654)   (43.7%)
                                                  ===========    ======    ==========    ======

                                        14


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                                    2000            1999
                                                                ------------    ------------
Deferred tax assets:
Deferred compensation liability, principally due to accrual
  for financial reporting purposes                              $  1,144,526    $  1,111,864
Other                                                                  4,294          24,580
State net operating loss carryforwards                                 7,000           7,000
                                                                ------------    ------------
Total gross deferred tax assets                                    1,155,820       1,143,444
Less valuation allowance                                              (7,000)         (7,000)
                                                                ------------    ------------
Net deferred tax assets                                            1,148,820       1,136,444
                                                                ------------    ------------
Deferred tax liabilities:
Real estate investments, principally due to unrealized gains        (493,678)       (188,966)
Investments in securities, principally due to unrealized
  gains on securities                                            (26,032,225)    (21,765,949)
                                                                ------------    ------------
Total gross deferred tax liabilities                            $(26,525,901)   $(21,954,915)
                                                                ------------    ------------
Net deferred tax liability                                      $(25,377,081)   $(20,818,471)
                                                                ============    ============

The valuation allowance of $7,000 at December 31, 2000 and 1999 primarily relates to state net operating loss carry forwards. It is management's belief that the realization of the net deferred tax asset is more likely than not based upon the Company's history of taxable income and estimated future income.

Federal and state income tax returns of the Company for 1997 and subsequent years are subject to examination by the Internal Revenue Service and various other taxing authorities.

(9)   STOCK OPTION PLAN

During 1987 options for 45,000 shares of common stock were awarded to certain employees. These options are exercisable at the rate of 20% per year beginning July 1, 1988 at a price of $12.75 per share which was equal to the market price at the date of the adoption of the amended plan. At December 31, 2000, all the options are fully vested and exercisable but no options have been exercised.

(10)  NET ASSETS PER SHARE

Net assets per share are based on the number of shares of common stock and common stock equivalents outstanding, after deducting treasury stock, 954,709 at December 31, 2000 and 974,302 on December 31, 1999. The computation assumes that outstanding stock options were exercised and the proceeds used to purchase common stock.

(11)  SHARE REPURCHASE PROGRAM

During 2000 and 1999, the Company repurchased 20,600 and 40,300 shares at an average cost of $63.94 and $69.95 per share, respectively.

(12)  ACCUMULATED UNDISTRIBUTED INCOME

At December 31, 2000 accumulated undistributed investment income-net was $5,887,616 accumulated undistributed net realized gains on investment transactions was $35,493,401 and net unrealized appreciation in value of investments was $37,710,094.

(13)  COMMITMENTS AND CONTINGENCIES

The Company has $250,000 of undisbursed contractual commitments in connection with real estate. In order to protect its investments, the Company may be required to furnish amounts in excess of its current investments or commitments.

From time to time the Company has been involved in various legal actions arising in the ordinary course of business, however, at year end no legal actions were outstanding.

                                        15


--------------------------------------------------------------------------------
Selected Per Share Data and Ratios
For the Years Ended December 31
--------------------------------------------------------------------------------

                                       2000       1999        1998         1997         1996
                                      -------    -------    ---------    ---------    ---------
PER SHARE DATA AND RATIOS*
Investment income                     $  5.07    $  3.40    $    3.48    $    5.38    $    2.38
  Expenses (including income
     taxes)                             (1.96)     (1.71)       (1.63)       (2.60)       (1.54)
                                      -------    -------    ---------    ---------    ---------
  Investment income - net                3.11       1.69         1.85         2.78         0.84
  Distributions from investment
     income - net                       (1.70)     (0.96)       (0.98)       (0.97)       (0.58)
  Net realized and unrealized gain
     (loss) on securities               18.87      (5.72)        3.35        19.96         9.15
Share transactions                       0.28       0.32         0.30         0.06        (0.10)
                                      -------    -------    ---------    ---------    ---------
Net increase (decrease) in net
  asset value                           20.56      (4.67)        4.52        21.83         9.31
Net asset value:
  Beginning of year                     74.92      79.59        75.07        53.24        43.93
                                      -------    -------    ---------    ---------    ---------
  End of year                         $ 95.48    $ 74.92    $   79.59    $   75.07    $   53.24
                                      =======    =======    =========    =========    =========
RATIOS
Ratio of expenses to average net
  assets                                 0.73%      2.13%        1.07%        4.23%        3.20%
Ratio of investment income - net
  to average net assets                  6.37%      4.24%        2.34%        8.77%        1.75%
Portfolio turnover                      12.36%      3.29%        8.31%        2.55%        0.93%
AVERAGE SHARES OUTSTANDING            960,200    997,549    1,056,454    1,083,696    1,097,032

* Per share data is based upon the average number of shares outstanding for the year. The computation assumes that outstanding stock options were exercised and the proceeds used to purchase common stock.

--------------------------------------------------------------------------------
Computation of Net Asset Value per Share
Basic and Diluted
For the Year Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                               2000                     1999
                                                            -----------              -----------
BASIC
Net Asset                                                   $91,156,411              $72,993,361
                                                            ===========              ===========
Shares Outstanding                                              917,462                  938,062
                                                            ===========              ===========
Net Asset Value per Share                                   $     99.36              $     77.81
                                                            ===========              ===========
DILUTED
Options                                                          45,000                   45,000
Exercise Price                                    $12.75                   $12.75
Market Price                                       74.00         (7,753)    65.50         (8,760)
                                                            -----------              -----------
Additional Shares Attributable to Stock
  Options                                                        37,247                   36,240
Shares Outstanding                                              917,462                  938,062
                                                            -----------              -----------
                                                                954,709                  974,302
                                                            ===========              ===========
Net Asset Value per Share                                   $     95.48              $     74.92
                                                            ===========              ===========

                                        16


First Carolina Investors, Inc.
--------------------------------------------------------------------------------

DIRECTORS

Brent D. Baird*
 Private Investor

Bruce C. Baird
 President
 Belmont Contracting Co., Inc.

Patrick W.E. Hodgson*+
 President of Cinnamon Investments Ltd. and
 Chairman of Todd Shipyards Corporation

Theodore E. Dann, Jr.+
 President
 Buffalo Technologies Corporation

James E. Traynor+
 President
 Clear Springs Development Co., LLC

H. Thomas Webb III*
 Senior Vice-President
 Crescent Resources, Inc.

*Member of Executive Committee
+Member of the Audit Committee

OFFICERS:

Brent D. Baird
 Chairman

H. Thomas Webb III
 President

Bruce C. Baird
 Vice President, Secretary & Treasurer

Cynthia Raby
 Assistant Secretary

REGISTRAR, TRANSFER AND DISBURSING AGENT
Continental Stock Transfer and Trust Company
2 Broadway
New York, NY 10004

AUDITORS
KPMG LLP
401 South Tryon Street
Charlotte, NC 28202